                                                                    File No. 70-


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM U-1

                             APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                    (the Act)


                       NEW ENGLAND ELECTRIC SYSTEM (NEES)
                 MASSACHUSETTS ELECTRIC COMPANY (Mass. Electric)
                THE NARRAGANSETT ELECTRIC COMPANY (Narragansett)
                    NEW ENGLAND POWER COMPANY (Power Company)

                   (Names of companies filing this statement)


               25 Research Drive, Westborough, Massachusetts 01582

                    (Address of principal executive offices)


                           NEW ENGLAND ELECTRIC SYSTEM

                 (Name of top registered holding company parent
                     of the participating companies herein)


Michael E. Jesanis                              Kirk L. Ramsauer
Vice President and Treasurer                    Associate General Counsel
25 Research Drive                               25 Research Drive
Westborough, MA 01582                           Westborough, MA 01582

                   (Names and addresses of agents for service)

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTIONS

      THE COMPANIES

      New England Electric System (NEES) is a registered holding company under the Public Utility Holding Company Act of 1935 (1935 Act). New England Power Company (the Power Company), Massachusetts Electric Company (Mass. Electric), and The Narragansett Electric Company (Narragansett) are wholly owned subsidiaries of NEES and are hereinafter referred to as the Subsidiaries.

      NEES and the Subsidiaries seek authorization for the solicitation of proxies for Special Subsidiary Stockholder Meetings, the amendment of the corporate documents providing for the rights of certain Subsidiary preferred stocks and tender offers for Subsidiary preferred stock.

      The Power Company, a Massachusetts corporation, is qualified to do business as a foreign corporation in the states of New Hampshire, Vermont, Maine, Connecticut, and Rhode Island, inter alia. The Power Company's business is principally generating, purchasing, transmitting, and selling electric energy in wholesale quantities. In 1996, 95% of the Power Company's all-requirement revenue from the sale of electricity was derived from sales for resale to affiliated companies and 5% from sales for resale to municipal and other utilities. The Power Company's equity consists of 6,449,896 shares of common stock, $100 par value, 75,020 shares of 6% Cumulative Preferred Stock, $100 par value, and 321,640 shares of Dividend Series Preferred Stock, $100 par value. The Dividend Series Preferred Stock is issued in four series as follows:

            Series                  Shares Authorized
            ------                  -----------------
            4.56%                       100,000
            4.60%                        80,140
            4.64%                        41,500
            6.08%                       100,000

There is also authorized a class of Preferred Stock - Cumulative, $25 par value, of which there are no series currently outstanding. All of the common stock is owned by NEES; all of the preferred stock is owned by the public and traded in over-the-counter markets. The common stock and 6% preferred share general voting rights. The other preferred have limited voting rights.

      Mass. Electric is a retail electric utility incorporated and doing business solely in Massachusetts. Electric service is provided to approximately 960,000 customers in 146 cities and towns having a population of approximately 2,160,000. Mass. Electric's equity consists of 2,398,111 shares of common stock, $25 par value, 600,000 shares of Preferred Stock - Cumulative, $25 par value, and 350,000 shares of Dividend Series Preferred Stock, $100 par value. The preferred stock is issued in four series as follows:

            Series                          Shares Authorized
            ------                          -----------------

            Preferred Stock - Cumulative
                 6.84%                           600,000

            Dividend Series
                 4.44%                            75,000
                 4.76%                            75,000
                 6.99%                           200,000

All of the common stock is owned by NEES. All of the preferred stock is owned by the public and is traded in over-the-counter markets. The preferred have only limited voting rights.

      Narragansett is an electric utility incorporated and doing business solely in Rhode Island. Its business is the distribution and sale of electricity at retail. Electric service is provided to approximately 330,000 customers in 27 cities and towns having a population of approximately 725,000. Narragansett's equity consists of 1,132,487 shares of common stock, $50 par value, and 730,000 shares of Cumulative Preferred Stock, $50 par value. The preferred stock is issued in three series as follows:

            Series                        Shares Authorized
            ------                        -----------------
            4.50%                              180,000
            4.64%                              150,000
            6.95%                              400,000


All of the common stock is owned by NEES. All of the preferred stock is owned by the public and is traded in over-the-counter markets. The preferred have only limited voting rights.

      THE SOLICITATIONS

      The Power Company

      The Power Company proposes to solicit proxies from the holders of its Dividend Series Preferred Stock and common stock and to amend the Power Company Provisions (as defined below) in order to eliminate the provision restricting the ability of the Power Company to incur certain unsecured indebtedness.

      In October 1996, the NEES Companies announced their intention to divest their generation business. (The separate sale of the oil and gas properties by the Power Company's affiliate, New England Energy Incorporated (NEEI), is necessary in connection therewith.) This decision was due to a combination of factors relating to the restructuring of the electric utility industry. On August 6, 1997, the NEES Companies reached an agreement to sell the non-nuclear generation business to USGen New England, Inc. for approximately $1.65 billion, subject to various adjustments. In order to facilitate this transition to a competitive electric industry, the Power Company may need -- prior to the completion of the sale of its generating plants -- to buy out existing contracts with independent power producers, or to pay the difference between monies owed by NEEI and the proceeds from the sale of NEEI's remaining oil and gas properties. The exact dollar amount of these obligations is not yet determinable, but they may be significant. Given the changing nature of the company, putting in place long-term financial instruments to provide the necessary moneys may not be a cost-effective procedure. Therefore, the Power Company believes it must increase its flexibility in meeting its cash needs.

      The Power Company will substantially reduce its capitalization and retire its outstanding General and Refunding Mortgage bonds through call or defeasance. The Power Company anticipates issuing its new long-term debt in the form of debentures, which are unsecured. Absent the Proposed Amendment, these debentures would not be permitted by the Provisions, without prior approval by the preferred shareholders.

      If the Proposed Amendment is adopted, the Power Company will have increased flexibility (i) to choose among different types of debt financing and
(ii) to finance projects using the most cost effective means. The availability and flexibility of unsecured debt is necessary, in the estimation of NEES and the Power Company, to take full advantage of changing conditions in the securities markets.

      Mass. Electric

      Mass. Electric proposes to solicit proxies from the holders of its preferred stock and common stock and to amend the Mass. Electric Provisions (as defined below) in order to eliminate the provision restricting the ability of Mass. Electric to incur certain unsecured indebtedness.

      Although Mass. Electric will not be divesting itself of significant assets as is the Power Company, it believes that the prudent use of unsecured debt is important to the effective financial management of its business. Unsecured debt provides flexibility in meeting temporary fluctuations in cash requirements, can be used when unfavorable conditions prevail in the market for long-term capital, acts as a bridge between issues of permanent capital, and may present more flexibility in terms and conditions than secured debt. If the Proposed Amendment is adopted, Mass. Electric will have increased flexibility (i) to choose among different types of debt financing and (ii) to finance projects using the most cost effective means. The availability and flexibility of unsecured debt is necessary to take full advantage of changing conditions in the securities and financial markets.

      In addition, although Mass. Electric's earnings currently are sufficient to meet the earnings coverage tests that must be satisfied before issuing additional first mortgage bonds and preferred stock, other utilities have been unable to issue mortgage bonds during certain periods because of restrictive covenants in their mortgages. Any inability by Mass. Electric to issue first mortgage bonds or preferred stock in the future, combined with the inability to issue additional unsecured debt, would limit its financing options to more costly securities, including additional common equity.

      Narragansett

      Narragansett proposes to solicit proxies from the holders of its preferred stock and common stock and to amend the Narragansett Provisions (as defined below) in order to eliminate the provision restricting the ability of Narragansett to incur certain unsecured indebtedness.

      Although Narragansett's participation in the divestiture of System generation will not have an impact on it of the magnitude of the Power Company's, Narragansett believes that the prudent use of unsecured debt is important to the effective financial management of its business. Unsecured debt provides flexibility in meeting temporary fluctuations in cash requirements, can be used when unfavorable conditions prevail in the market for long-term capital, acts as a bridge between issues of permanent capital, and may present more flexibility in terms and conditions than secured debt. If the Proposed Amendment is adopted, Narragansett will have increased flexibility (i) to choose among different types of debt financing and (ii) to finance projects using the most cost effective means. The availability and flexibility of unsecured debt is necessary to take full advantage of changing conditions in the securities and financial markets.

      In addition, although Narragansett's earnings currently are sufficient to meet the earnings coverage tests that must be satisfied before issuing additional first mortgage bonds and preferred stock, other utilities have been unable to issue mortgage bonds during certain periods because of restrictive covenants in their mortgages. Any inability by Narragansett to issue first mortgage bonds or preferred stock in the future, combined with the inability to issue additional unsecured debt, would limit its financing options to more costly securities, including additional common equity.

      Details of Power Company Proxy Solicitation

      The Power Company proposes to solicit proxies from the holders of its outstanding shares of Dividend Series Preferred Stock and common stock (the Proxy Solicitation) for use at a special meeting of its stockholders (the Special Meeting) to consider a proposed amendment to the Power Company's By-Laws and Articles of Organization (the Power Company Provisions) to eliminate Article I, Section 4E(4), which restricts the amount of unsecured debt issuable by the Power Company (the Proposed Amendment). If the Proposed Amendment is adopted, the Power Company intends to make a special cash payment to each Dividend Series Preferred Stockholder who voted his or her shares in favor of the Proposed Amendment, provided that such shares have not been tendered pursuant to the concurrent cash tender offer described below.

      No proxies will be solicited from the holders of the 6% cumulative Preferred.

      The Power Company has outstanding 6,449,896 shares of common stock, $100 par value, all of which are held by NEES. The Power Company common stock shares general voting rights with the 6% Cumulative Preferred, $100 par value, of which there are 75,020 shares outstanding. The Power Company's other outstanding preferred stock consists of 321,640 shares of Dividend Series Preferred Stock, par value $100 per share, issued in four series, all of which are traded over-the-counter. The Dividend Series Preferred Stock does not have general voting rights but has limited rights. There is also authorized a class of Preferred Stock - Cumulative, $25 par value, of which there are no series currently outstanding. The Proposed Amendment will require the approval of 2/3 of the Power Company Dividend Series Preferred Stock voting as a class and the approval of 2/3 of the Power Company common and 6% Cumulative Preferred Stock voting as a class. The common stock and the preferred stock are entitled to one vote per share on the matters described herein and constitute the Power Company's only outstanding securities entitled to vote on the Proposed Amendment.

      Article 1, Section 4E(4) of the Power Company Provisions provides that, without a vote of a majority of the outstanding Dividend Series Preferred Stock and Preferred Stock - Cumulative (voting as a single class), the company will not:

     issue any unsecured notes, debentures or other securities representing unsecured indebtedness, or assume any such unsecured securities, for purposes other than the redemption or other retirement of outstanding shares of all series of the Dividend Series Preferred Stock and the Preferred Stock - Cumulative, if immediately after such issue or assumption the total principal amount of all unsecured notes, debentures or other securities representing unsecured indebtedness issued or assumed by the corporation and then outstanding (including unsecured securities then to be issued or assumed but excluding unsecured securities theretofore so voted for by holders of Dividend Series Preferred Stock and Preferred Stock - Cumulative) (the "Unsecured Indebtedness") would exceed twenty per cent (20%) of the aggregate of (i) the total principal amount of all bonds and other securities representing secured indebtedness issued or assumed by the corporation and then outstanding and (ii) the capital, premium and retained earnings of the corporation as then stated on the books of account of the corporation; provided, however, that after July 1, 1976, short-term unsecured indebtedness shall not exceed ten per cent (10%) of such aggregate of (i) and (ii) above; and provided, further, that after July 1, 1976, in the event unsecured securities representing short-term unsecured indebtedness (excluding unsecured securities theretofore so voted for by the holders of dividend

     Series Preferred Stock and Preferred Stock - Cumulative) exceed ten per cent (10%) of such aggregate of (i) and (ii) above, no unsecured securities representing unsecured indebtedness shall be issued or assumed (except for the purpose of redemption or other retirement of outstanding shares of all series of the Dividend Series Preferred Stock and the Preferred Stock - Cumulative) unless such ratio of short-term unsecured indebtedness immediately after such issue or assumption is to be not over ten per cent (10%) of such aggregate of (i) and (ii) above. "Short-term unsecured indebtedness" as used herein means unsecured indebtedness of an original maturity of less than ten years and "long-term unsecured indebtedness" means unsecured indebtedness of an original maturity of ten years or more. For the purposes hereof, when any long-term unsecured indebtedness becomes due within ten years, or when any long-term unsecured indebtedness is to be retired within ten years through a sinking fund or otherwise, such long-term unsecured indebtedness, in each case, shall be considered short-term unsecured indebtedness; provided, however, that any long-term unsecured indebtedness of a single maturity (except as provided above in respect of a sinking fund therefor), or the last maturity of any long-term unsecured indebtedness of serial maturities, shall not be considered short-term unsecured indebtedness until due within five years.

      The Power Company proposes to delete the above section in its entirety; conforming changes to cross references elsewhere in the Provisions will also be made.

      If the Proposed Amendment is adopted, the Power Company intends to make a special cash payment of $1.00 per share (each, a Cash Payment) to each Power Company Dividend Series Preferred Stockholder of any Series whose shares of the Dividend Series Preferred Stock are properly voted at the Special Meeting (in person by ballot or by proxy) in favor of the Proposed Amendment, provided that such Shares are not tendered pursuant to the Offer (described below). The Power Company will disburse the Cash Payments out of its general funds, promptly after adoption of the Power Company Proposed Amendment.

      Details of Mass. Electric Proxy Solicitation

      Mass. Electric proposes to solicit proxies from the holders of its outstanding shares of Dividend Series Preferred Stock and common stock (the Proxy Solicitation) for use at a special meeting of its stockholders (the Special Meeting) to consider a proposed amendment to Mass. Electric's By-Laws and Articles of Organization (the Mass. Electric Provisions) to eliminate
Article I, Section 4E(4), which restricts the amount of unsecured debt issuable by Mass. Electric (the Proposed Amendment). If the Proposed Amendment is adopted, Mass. Electric intends to make a special cash payment to each Dividend Series Preferred Stockholder who voted his or her shares in favor of the Proposed Amendment, provided that such shares have not been tendered pursuant to the concurrent cash tender offer described below.

      Mass. Electric has outstanding 2,398,111 shares of common stock, $25 par value, all of which are held by NEES. Mass. Electric's outstanding preferred stock consists of 350,000 shares of Dividend Series Preferred Stock, par value $100 per share, issued in three series and 600,000 shares of Preferred Stock Cumulative, $25 par value, of which there is one series outstanding, all of which are traded over-the-counter. The preferred stock does not have general voting rights but has limited rights. The Proposed Amendment will require the approval of 2/3 of the Mass. Electric preferred stock voting as a class and the approval of 2/3 of the Mass. Electric common voting as a class. The common stock and the Dividend Series Preferred Stock are entitled to one vote per share and the Preferred Stock - Cumulative is entitled to a quarter vote per share on the matters described herein and constitute Mass. Electric's only outstanding securities entitled to vote on the proposed amendment.

      Article XVIII, Section 4E(4) of the Mass. Electric Provisions provides that, without a vote of a majority of the outstanding Dividend Series Preferred Stock and Preferred Stock - Cumulative (voting as a single class), the company will not:

     issue or assume any unsecured notes, debentures or other securities representing unsecured indebtedness for purposes other than (x) the refunding of outstanding unsecured indebtedness theretofore issued or assumed by the corporation resulting in maturities later than the maturity of the indebtedness being refunded or (y) the reacquisition, redemption or other retirement of any indebtedness which reacquisition, redemption or other retirement has been authorized under the provisions of the Public Utility Holding company Act of 1935, if, immediately after such issue or assumption, the total principal amount of all unsecured notes, debentures or other securities representing both long and short-term unsecured indebtedness issued or assumed by the corporation and then to be outstanding (but excluding unsecured indebtedness theretofore so voted for by holders of Preferred Stock and Preferred Stock Cumulative) would exceed twenty per cent (20%) of total capitalization, or if, immediately after such issue or assumption, such short-term unsecured indebtedness issued or assumed by the corporation after September 30, 1998 and then to be outstanding (but excluding short-term unsecured indebtedness theretofore so voted for by holders of Preferred Stock and Preferred Stock - Cumulative) would exceed ten per cent (10%) of total capitalization; provided, however, that in the event such short-term unsecured indebtedness (but excluding short-term unsecured indebtedness theretofore so voted for by holders of Preferred Stock and Preferred Stock Cumulative) exceeds such latter limit, no unsecured securities representing unsecured indebtedness shall be issued or assumed (except for the purposes specified in clauses (x) and (y) above) unless such ratio of short-term unsecured indebtedness immediately after such issue or assumption is not in excess of such limit.

          "Short-term unsecured indebtedness" as used in this subsection E(4) means unsecured indebtedness of an original maturity of less than ten years and "long-term unsecured indebtedness" means unsecured indebtedness of an original maturity of ten years or more. For the purposes hereof, when any long-term unsecured indebtedness becomes due within five years, or when any long-term unsecured indebtedness is to be retired within five years through a sinking fund or otherwise, such long-term unsecured indebtedness, in each case, shall be considered short-term unsecured indebtedness. "Total capitalization" as used in this subsection E(4) means the aggregate of (i) the total principal amount of all bonds and other securities representing secured indebtedness issued or assumed by the corporation and then outstanding and (ii) the capital, premium and surplus of the corporation as then stated on the books of account of the corporation.

      Mass. Electric proposes to delete the above section in its entirety; conforming changes to cross references elsewhere in the Provisions will also be made.

     If the Proposed Amendment is adopted, Mass. Electric intends to make a special cash payment of $1.00 per share to each Mass. Electric Dividend Series Preferred Stockholder of any Series and 25 cents per share to the Preferred Stock - Cumulative holders whose shares are properly voted at the Special Meeting (in person by ballot or by proxy) in favor of the Proposed Amendment, provided that such Shares are not tendered pursuant to the Offer (described below). The payments are each referred to as a Cash Payment. Mass. Electric will disburse the Cash Payments out of its general funds, promptly after adoption of the Mass. Electric Proposed Amendment.

      Details of Narragansett Proxy Solicitation

      Narragasett proposes to solicit proxies from the holders of its outstanding shares of Preferred Stock and common stock (the Proxy Solicitation) for use at a special meeting of its stockholders (the Special Meeting) to consider a proposed amendment to Narragansett's Preferred Stock Provisions (the Narragansett Provisions) to delete subparagraph 10(d) which restricts the amount of unsecured debt issuable by Narragansett (the Proposed Amendment). If the Proposed Amendment is adopted, Narragansett intends to make a special cash payment to each Preferred Stockholder who voted his or her shares in favor of the Proposed Amendment, provided that such shares have not been tendered pursuant to the concurrent cash tender offer described below.

      Narragansett has outstanding 1,132,487 shares of common stock, $50 par value, all of which are held by NEES. Narragansett's outstanding preferred stock consists of 730,000 shares of Cumulative Preferred Stock, $50 par value, issued in three series, all of which are traded over-the-counter. The preferred stock does not have general voting rights but has limited rights. The Proposed Amendment will require the approval of 2/3 of the preferred stock voting as a class, the approval of 75% of the preferred shares present or represented at the meeting, and the approval of a majority of the Narragansett common voting as a class. The common stock and the preferred stock are entitled to one vote per share on the matters described herein and constitute Narragansett's only outstanding securities entitled to vote on the Proposed Amendment.

      Section 10(d) of the Preferred Stock Provisions adopted at a special meeting of the common stockholders and directors on March 4, 1971, and March 15, 1971, respectively, (the Narragansett Provisions) provides that, without a vote of a majority of the outstanding preferred stock (voting as a single class), the company will not:

     issue any unsecured notes, debentures or other securities representing unsecured indebtedness, or assume any such unsecured securities, for purposes other than the refunding of outstanding unsecured securities theretofore issued or assumed by the Company resulting in equal or longer maturities or the redemption or other retirement of all outstanding shares of the Preferred Stock, if, immediately after such issue or assumption, the total principal amount of all unsecured notes, debentures or other securities representing unsecured indebtedness issued or assumed by the Company and then outstanding (including the unsecured securities then to be issued or assumed) but excluding unsecured securities theretofore so consented to by holders of Preferred Stock, would exceed ten per cent (10%) of the aggregate of (i) the total principal amount of all bonds and other securities representing secured indebtedness issued or assumed by the Company and then outstanding and (ii) the capital and surplus of the Company as then stated on the books of account of the Company.

      Narragansett proposes to delete the above section in its entirety.

      If the Proposed Amendment is adopted, Narragansett intends to make a special cash payment of 50 cents per share (each, a Cash Payment) to each Narragansett Preferred Stockholder of any Series whose shares are properly voted at the Special Meeting (in person by ballot or by proxy) in favor of the Proposed Amendment, provided that such Shares are not tendered pursuant to the Offer (described below). Narragansett will disburse the Cash Payments out of its general funds, promptly after adoption of the Narragansett Proposed Amendment.

      ELECTION PROCEDURES

      The Power Company

      As noted, adoption of the Proposed Amendment requires the affirmative votes of the holders of not less than two-thirds of the outstanding shares of each of (1) the Dividend Series Preferred Stock of all Series, voting together as one class, and (2) the Common Stock and 6% Cumulative Preferred voting as a class. NEES will vote its shares of the Power Company common stock, which represents over 98% of the shares with general voting rights, in favor of the Proposed Amendment; therefore, no proxies will be solicited from the holders of the 6% Cumulative Preferred. Abstentions and broker non-votes in respect of the Proposed Amendment will have the effect of votes against the Proposed Amendment.

      The Power Company has engaged Georgeson & Company Inc. (Georgeson) to act as information agent in connection with the Proxy Solicitations for a fee and reimbursement of reasonable out-of-pocket expenses expected not to exceed approximately $10,000.

      Mass. Electric

      As noted, adoption of the Proposed Amendment requires the affirmative votes of not less than two-thirds of the outstanding shares of each of (1) the Preferred Stock - Cumulative and Dividend Series Preferred Stock of all Series, voting together as one class, and (2) the common stock voting as a class. NEES will vote its shares of the Mass. Electric Common Stock in favor of the Proposed Amendment. Abstentions and broker non-votes in respect of the Proposed Amendment will have the effect of votes against the Proposed Amendment.

      Mass. Electric has engaged Georgeson to act as information agent in connection with the Proxy Solicitations for a fee and reimbursement of reasonable out-of-pocket expenses expected not to exceed approximately $10,000.

      Narragansett

      As noted, adoption of the Proposed Amendment requires the affirmative votes of the holders of (1) not less than 2/3 of the outstanding shares of each of the preferred stock of all Series, voting together as one class, (2) 75% of the preferred shares present or represented at the meeting, and (3) a majority of the common stock. NEES will vote its shares of the Narragansett Common Stock in favor of the Proposed Amendment. Abstentions and broker non-votes in respect of the Proposed Amendment will have the effect of votes against the Proposed Amendment.

      Narragansett has engaged Georgeson to act as information agent in connection with the Proxy Solicitations for a fee and reimbursement of reasonable out-of-pocket expenses expected not to exceed approximately $10,000.

      THE TENDER OFFERS

      Concurrently with or shortly before the Proxy Solicitation for a Subsidiary, NEES may make an offer (the Offer) to the holders of that Subsidiary's outstanding preferred stock of each series to acquire for cash any and all shares thereof, at cash purchase prices which NEES anticipates will include a market premium for each series. NEES anticipates that each such Offer for each series of preferred stock will be scheduled to expire at 5:00 P.M. (Eastern Standard time) on the date of the applicable Special Meeting (the Expiration Date), unless such Offer is extended. A condition to an Offer will be that preferred stockholders who tender their shares pursuant to the Offer vote in favor of or consent to the applicable Proposed Amendment. In that event, any shares not voted in favor of the Proposed Amendment will be deemed withdrawn and not validly tendered. (As noted below, proxies need not be solicited from the 6% Cumulative Preferred of the Power Company.) Consummation of the Offer may be contingent upon the Proposed Amendment being approved and adopted at the applicable Special Meeting currently scheduled for December 12, 1997.

      Benefits of the Offer

      NEES and the Subsidiaries believe that the purchase of the Shares at this time represents an attractive economic opportunity that will benefit NEES, its shareholders, and its Subsidiaries. In addition, the Offer gives Preferred Shareholders the opportunity to sell their Shares at a price which NEES believes to be a premium to the market price on the date of the announcement of the Offer and without the usual transaction costs associated with a sale.

      NEES and the Subsidiaries further believe that the terms of purchase for the outstanding shares of the Preferred Stock pursuant to the Offer will benefit NEES's investors and the System's utility customers by (1) contributing to the elimination of the provisions concerning unsecured indebtedness (with the attendant benefits described above, and (2) acquiring and retiring of outstanding shares of the preferred stock and their potential replacement with comparatively less expensive financing alternatives.

      More specifically, assuming only a 50% overall success rate for the Offers, the estimated net present value after-tax savings over a ten-year period to the Power Company, Mass. Electric, and Narragansett total approximately $900 thousand, $2 million, and $1 million, respectively (based on purchased shares being refinanced with tax-deductible securities at prevailing rates on the date hereof), including expenses incurred in connection with the Offers and the Proxy Solicitations (i.e., Cash Payments, the applicable Purchase Prices paid for validly tendered and accepted Shares, and the other fees and expenses listed in
Item 2). A success rate for the Offers higher than the 50% rate assumed above has the potential to generate even further cash savings.

      Given the significant savings in financing cost and the elimination of the restriction on unsecured indebtedness, Applicants are committed to using their best efforts to consummate the transaction. However, there can be no assurance of success.

      In that regard, as stated above, in the event the Proposed Amendment is not adopted at the Special Meetings, NEES may elect, subject to applicable law, to waive the Offer condition that such Proposed Amendment(s) be adopted at the Special Meeting. In that case, as promptly as practicable after NEES's waiver thereof and purchase of shares validly tendered pursuant to the Offer, each Subsidiary anticipates that it would call another special meeting of its common and preferred stockholders and solicit proxies for the same purpose to secure the requisite vote of both classes of stockholders to amend the Subsidiary's Provisions as proposed. At that meeting, NEES would vote any Shares previously acquired by it pursuant to an Offer or otherwise (together with shares held by it of common stock) in favor of such proposed amendment to the Provisions, thereby maximizing its prospects for adoption in that event. In contrast, if the Subsidiary, rather than NEES, had acquired its shares pursuant to the Offer, upon acquisition thereof any such shares would be deemed treasury shares under applicable state law and, as such, the Subsidiary would be precluded from voting those shares under any circumstance.

      TERMS OF THE OFFER

      The Power Company

      Concurrently with the commencement of the proxy solicitations, subject to the terms and conditions stated in the Offer to Purchase and Proxy Statement, the proxies and the accompanying Letters of Transmittal (collectively, the Offer Documents), NEES proposes to make the Offer, pursuant to which it will offer to acquire from the holders of the Dividend Series Preferred Stock of each Series any and all Shares of that Series at the following cash purchase prices:

            Series                              Purchase Price
            ------                              --------------
            4.56%                               $
            4.60%                               $
            4.64%                               $
            6.08%                               $


      Although the vote of the 6% Cumulative Preferred is not required for the Proposed Amendment, NEES proposes to extend the Offer to Purchase to those shareholders at the following cash purchase price: $____________

(Each of the above prices is a Purchase Price).

The offer for any one Series is independent of the offer for any other Series or for shares of any other Subsidiary.

      Mass. Electric

      Concurrently with the commencement of the Proxy Solicitation, subject to the terms and conditions stated in the Offer to Purchase and Proxy Statement, the proxies and the accompanying Letters of Transmittal (collectively, the Offer Documents), NEES proposes to make the Offer, pursuant to which it will offer to acquire from the holders of the Preferred Stock - Cumulative and the Dividend Series Preferred Stock of each Series any and all Shares of that Series at the following cash purchase prices:


            Series                              Purchase Price
            ------                              --------------

            Preferred Stock Cumulative
                 6.84%                          $

            Dividend Series Preferred
                  4.44%                         $
                  4.76%                         $
                  6.99%                         $


(each of the above, a Purchase Price).

The offer for any one Series is independent of the offer for any other Series or for shares of any other Subsidiary.

      Narragansett

      Concurrently with the commencement of the Proxy Solicitation, subject to the terms and conditions stated in the Offer to Purchase and Proxy Statement, the proxies and the accompanying Letters of Transmittal (collectively, the Offer Documents), NEES proposes to make the Offer, pursuant to which it will offer to acquire from the holders of the preferred stock of each Series any and all Shares of that Series at the following cash purchase prices:

            Series                              Purchase Price
            ------                              --------------
            4.50%                               $
            4.64%                               $

            6.95%                               $


(each of the above, a Purchase Price).

The offer for any one Series is independent of the offer for any other Series or for shares of any other Subsidiary.

      PROCEDURES FOR TENDERS

      NEES anticipates that the Offer for each Series of Preferred Stock will be scheduled to expire at 5:00 P.M. (Eastern Standard time) on the date of the applicable Special Meetings. As noted below, the Expiration Date may be extended under certain circumstances. The applicable Purchase Price and the other terms and conditions of the Offer apply equally to all preferred stockholders of the respective Series. The Offer is not conditioned upon any minimum number of Shares of the applicable Series being tendered, but is conditioned, among other things, on the Proposed Amendment being adopted at the Special Meeting.

      To tender shares in accordance with the terms of the Offer Documents, the tendering preferred stockholder must either (1) send to IBJ Schroder Bank & Trust Company, in its capacity as depositary for the Offer (the Depositary), a properly completed and duly executed Letter of Transmittal and Proxy or facsimile thereof for that Series, together with any required signature guarantees and any other documents required by the Letter of Transmittal and Proxy (and either (a) tender certificates for the Shares to the Depositary at one of its addresses specified in the Offer Documents, or (b) deliver such Shares pursuant to the procedures for book-entry transfer described in the Offer Documents (confirmation of such delivery must be received by the Depositary), in each case by the Expiration Date); or (2) comply with a guaranteed delivery procedure specified in the Offer Documents. Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, subject to certain exceptions identified in the Offer Documents.

      Preferred stockholders will not be under any obligation to tender Shares pursuant to the Offers; the Offers will not constitute a notice of redemption of any Series pursuant to the Provisions. Nor will the Offers operate to waive any option each Subsidiary has to redeem Shares. For the applicable redemption provisions, see Exhibits A-1, A-3, A-4, and A-7.

      NEES's obligation to proceed with the Offers and to accept for payment and to pay for any Shares tendered is subject to various conditions enumerated in the Offer Documents, and may include, among other conditions, that the Proposed Amendments be adopted and that the Commission issue an order under the 1935 Act authorizing the proposed transactions.

      At any time or from time to time, NEES may extend the Expiration Date applicable to any Series by giving notice of such extension to the Depositary, without extending the Expiration Date for any other Series. During any such extension, all Shares of the applicable Series previously tendered will remain subject to the Offer, and may be withdrawn at any time prior to the extended Expiration Date.

      Conversely, NEES may elect in its sole discretion to terminate one or more Offers prior to the scheduled Expiration Date and not accept for payment and pay for any Shares tendered, subject to applicable provisions of Rule 13e-4 under the Exchange Act requiring NEES either to pay the consideration offered or to return the Shares tendered promptly after the termination or withdrawal of the Offer(s), upon the occurrence of any of the conditions to closing enumerated in the Offering Documents, by giving notice of such termination to the Depositary and making a public announcement thereof.

      Subject to compliance with applicable law, NEES further reserves the right in the Offer Documents, in its sole discretion, to amend the Offers in any respect by making a public announcement thereof. If NEES materially changes the terms of the Offers or the information concerning the Offers, or if NEES waives a material condition of an Offer (such as the condition that the Proposed Amendment be adopted at the Special Meeting), NEES will extend the Expiration Date to the extent required by the applicable provisions of Rule 13e-4 under the Exchange Act. Those provisions require that the minimum period during which an issuer tender offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, a change in percentage of securities sought, or a change in the dealer's soliciting fee) will depend on the facts and circumstances, including the relative materiality of such terms or information. If an Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that NEES notifies the preferred stockholders that it will (a) decrease the number of Shares of any Series of preferred being sought, (b) increase or decrease the consideration being offered in said Offer to holders of any Series of Preferred, or (c) increase or decrease the soliciting dealers' fees, the Expiration Date will be extended until the expiration of such period of ten business days.

         Shares validly tendered to the Depositary pursuant to an Offer and not withdrawn in accordance with the procedures set forth in the Offer Documents will be held by NEES until the Expiration Date (or returned in the event the Offer is terminated). Subject to the terms and conditions of the Offers, as promptly as practicable after the Expiration Date, NEES will accept for payment (and thereby purchase) and pay for Shares validly tendered and not withdrawn. NEES will pay for Shares that it has purchased pursuant to the Offers by depositing the applicable Purchase Price with the Depositary, which will act as agent for the tendering Stockholders for the purpose of receiving payment from NEES and transmitting payment to tendering Stockholders. NEES will pay all stock transfer taxes, if any, payable on account of its acquisition of Shares pursuant to an Offer, except in certain circumstances where special payment or delivery procedures are utilized in conformance with the applicable Letters of Transmittal and Proxy.

         With respect to Shares validly tendered and accepted for payment by NEES, each tendering preferred stockholder will be entitled to receive as consideration from NEES only the applicable Purchase Price (which NEES anticipates will reflect a premium over the current market price at the commencement of the relevant Offer). Any such holder will not be entitled to receive, with respect to such tendered Shares, additional consideration in the form of a Cash Payment described above. Preferred Stockholders who wish to tender their Shares pursuant to an Offer are required to vote in favor of the Proposed Amendment; moreover, the Offers may be conditioned upon the Proposed Amendment being adopted at the Special Meetings.

         As noted immediately above, subject to the terms and conditions of an Offer, Shares validly tendered and not withdrawn will be accepted for payment and paid for by NEES as promptly as practicable after the Expiration Date.

         If the Proposed Amendment is not adopted at the Special Meeting of a Subsidiary, NEES may elect, but is not obligated, to waive such condition, subject to applicable law. In that case, as promptly as practicable after NEES's waiver thereof and purchase of any Shares validly tendered pursuant to the Offer, the Subsidiaries anticipate that said Subsidiary would call another special meeting and solicit proxies therefrom for the same purpose as in the instant proceeding, i.e., to secure the requisite affirmative vote of stockholders to amend the Provisions to eliminate the restriction on unsecured indebtedness. At that meeting, NEES would vote any Shares acquired by it pursuant to an Offer or otherwise (as well as all of its shares of Common Stock) to eliminate the restriction on unsecured indebtedness.

         If the Proposed Amendment is adopted at that meeting, and in any event within one year from the Expiration Date (including any potential extension thereto pursuant to the Offer), NEES will promptly after such meeting or at the expiration of such one-year period, as applicable, either (a) sell the Shares to the issuing Subsidiary at the Purchase Price plus expenses paid therefor pursuant to the Offer or (b) donate the Shares to the issuing Subsidiary as a capital contribution, and the issuing Subsidiary will thereupon retire and cancel such Shares.

         Following the Expiration Date and the consummation of the purchase of Shares pursuant to an Offer, NEES may determine to purchase additional Shares on the open market, in privately negotiated transactions, through one or more tender offers, or otherwise. NEES will not undertake any such transactions without receipt of any required Commission authorizations under the 1935 Act. Likewise, in the event such a further special meeting is necessary, a Subsidiary would not undertake any associated proxy solicitation and amendment of its Provisions prior to receipt of any required Commission authorizations under the 1935 Act in a separate proceeding.

         Merrill Lynch, Pierce, Fenner & Smith Incorporated will act as dealer manager for NEES in connection with the Offer. NEES has agreed to pay the dealer manager a fee of .5% of par per share for each share of the Preferred tendered, accepted for payment, and paid for pursuant to an Offer. The Subsidiaries have agreed to pay the dealer manager a fee of .5% of par for each share that is not tendered but which votes in favor of the Proposed Amendment. NEES has agreed to reimburse the dealer manager for its reasonable out-of-pocket expenses, including attorneys' fees.

         In addition, NEES has agreed to pay soliciting brokers and dealers a fee of 1.5% of par per share for each share of Preferred tendered, accepted for payment, and paid for pursuant to the Offer and for each Share not tendered but voted in favor of the Proposed Amendments; except that for transactions with beneficial owners equal to or exceeding 2,500 shares, the solicitation fees will be 1% of par.

         Any fee payable for transactions equal to or exceeding 2,500 shares shall be payable 80% to the dealer manager and 20% to any soliciting dealer (which may be the dealer manager). No such fee shall be payable to a soliciting dealer in respect of shares (a) beneficially owned by such soliciting dealer or
(b) registered in the name of such soliciting dealer as nominee when such Shares are being tendered for the benefit of one or more beneficial owners identified in the applicable Letter of Transmittal or in the applicable Notice of Solicited Tenders (including in the materials provided to brokers and dealers).

         SOURCE AND AMOUNT OF FUNDS

         Assuming that NEES purchases all outstanding Preferred Stock of the Subsidiaries pursuant to the Offers, the total amount required by NEES to purchase such shares will be approximately $135 million, exclusive of the payment of accrued dividends, but including fees and other expenses. NEES intends to fund the Offers through the use of its general funds (which, in the ordinary course, include funds from the Power Company, Mass. Electric, and Narragansett) and funds borrowed pursuant to NEES' committed lines of credit, including any bank revolving credit agreements. The interest rates depend upon the timing, amount of borrowings, and market rates at that time. NEES currently has regulatory authority to borrow $100 million and is seeking to increase that amount. NEES has not had occasion to borrow monies for a number of years.

         PURCHASE BY, OR CONTRIBUTION TO, THE SUBSIDIARIES OF THE SHARES

         As noted above, subject to the terms and conditions of an Offer, shares validly tendered and not withdrawn will be accepted for payment and paid for by NEES as promptly as practicable after the Expiration Date. If the Proposed Amendment is adopted at the Special Meeting, promptly after consummation of the

Offer, either the issuing Subsidiary will purchase the shares sold to NEES pursuant to the Offer at the relevant Purchase Price plus expenses incurred in the Offer or NEES will donate the Shares to that Subsidiary as a capital contribution. The Subsidiary will thereupon retire and cancel such Shares.

         EWG OR FUCO OWNERSHIP

         Neither NEES nor any of its subsidiaries has an ownership interest in an exempt wholesale generator (EWG) or a foreign utility company (FUCO) as defined in Sections 32 and 33 of the 1935 Act. Additionally, neither NEES nor any subsidiary thereof is a party to, or has any rights under, a service, sales, or construction agreement with an EWG or FUCO. NEES and the subsidiaries thereof shall comply with the requirements of Rule 53 of the Act in connection with EWG and FUCO acquisitions and financings. Further, any capital contribution to a Subsidiary of preferred stock will not be used for the acquisition of an interest in an EWG or a FUCO.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES

         Other than the Cash Payments and the applicable Purchase Prices, the fees, commissions, and expenses to be incurred, directly or indirectly, by the Applicants or any associate company thereof in connection with the proposed transactions, assuming the tender and acceptance of 100% of the Shares, are estimated as follows:

         SEC filing fees                                  $   27,000

         New England Power Service Company                    30,000

         Outside counsel fees, including
                  counsel for the Dealer Manager             100,000

         Information agent fees                               30,000

         Dealer manager fees                                 700,000

         Depositary fees                                      40,000

         Broker/dealer fees                                1,300,000

         Printing, mailing, stock transfer taxes
                  and miscellaneous fees                     100,000
                                                          ----------
         TOTAL                                            $2,327,000

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

         Section 12(e) of the 1935 Act and Rules 62 and 65 thereunder are applicable to the Proxy Solicitations.

         Section 12(e) of the 1935 Act and Rule 65 thereunder are and Section 6(a)(2) may be deemed applicable to Cash Payments.

         Section 6(a)(2) of the 1935 Act is applicable to the Proposed Amendments. Sections 9(a) and 10 of the 1935 Act and Rule 51 thereunder are applicable to the acquisition by NEES of Shares pursuant to the Offers; NEES hereby represents that the conditions of Rule 51 will be satisfied in respect of the acquisition by NEES of Shares pursuant to the Offers.

         Sections 9(a), 10, 12(c), and 12(d) of the 1935 Act and Rules 43 and 44 thereunder are applicable to the sale to the Subsidiaries of the Shares acquired by NEES pursuant to the Offers. NEES considers that the proposed capital contributions are subject to the provisions of Section 12 of the 1935 Act and Rule 45 thereunder.

         To the extent that the Commission's "Statement of Policy Regarding Preferred Stock Subject to the Public Utility Holding Company Act of 1935" may be applicable to the Proposed Amendments, the Applicants hereby request that an exception for such Statement of Policy be granted.

ITEM 4.   REGULATORY APPROVAL

         Other than the jurisdiction of the Commission under the 1935 Act and the Exchange Act, no other state or federal regulatory agency has jurisdiction over the proposed transactions.

         Except for exemptions from the requirements of Rule 13e-3 and Regulation 14A available to the Applicants, Applicants will comply fully with all requirements of the Exchange Act and the rules and regulations thereunder applicable to the Proxy Solicitations and the Offer, and acknowledge that any Commission authorization granted under the 1935 Act is conditioned upon such compliance.

ITEM 5.  PROCEDURE

         The Applicants request that the Commission issue the order authorizing the Proxy Solicitation and issue and publish no later than November 6, 1997, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than December 4, 1997, as the date after which a second order granting and permitting this Application-Declaration to become effective may be entered by the Commission and the Commission enter not later than December 8, 1997, an appropriate second order granting and permitting this Application-Declaration to become effective.

         The Applicants request the appropriate and timely action be taken by the Commission in this matter in order to permit consummation of the proposed transactions in accordance with the schedule outlined above.

         The Applicants (i) do not request a recommended decision by a hearing officer, (ii) do not request a recommended decision by any other responsible officer of the Commission, (iii) hereby specify that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) hereby request that there be no 30-day waiting period between the date of issuance of the Commission's Order and the date on which it is to become effective.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

         (a)      Exhibits:

         A-1 Articles of Organization of the Power Company as amended through June 27, 1987 (Exhibit 3(a) to 1988 Form 10-K, File No. 0-1229).

         A-2 By-Laws of the Power Company as amended May 10, 1995 (Exhibit 3(b) to 1995 Form 10-K, File No. 0-1229).

         A-3 Articles of Organization of Mass. Electric as amended through November 15, 1993 (Exhibit 3(a) to 1993 Form 10-K, File No. 0-5464).

         A-4 By-Laws of Mass. Electric as amended through September 15, 1993 (Exhibit 3(b) to 1993 Form 10-K, File No. 0-5464).

         A-5 Articles of Incorporation of Narragansett as amended June 9, 1988 (Exhibit 3(a) to 1988 Form 10-K, File No. 0-898).

         A-6 By-Laws of Narragansett (Exhibit 3 to 1980 Form 10-K, File No. 0- 898).

         A-7 Preference Provisions of Narragansett, as amended, dated March 23, 1993 (Exhibit 4(c) to 1993 NEES Form 10-K, File No. 1-3446).

         B-1 Draft Offer to Purchase and Proxy Statement and Information Statement for the Power Company.

         B-2 Draft Notice of Special Meeting of the Power Company (attached as part of Exhibit B-1).

         B-3a Draft Form of Letter of Transmittal for Dividend Series Preferred of the Power Company.

         B-3b     Draft  Form  of  Letter  of  Transmittal   for  6%  Cumulative
                  Preferred of the Power Company.

         B-4      Draft  Offer  to  Purchase  and  Proxy   Statement  for  Mass.
                  Electric.

         B-5 Draft Notice of Special Meeting of Mass. Electric (attached as part of Exhibit B-4).

         B-6a Draft Form of Letter of Transmittal for Dividend Series Preferred of Mass. Electric.

         B-6b Draft Form of Letter of Transmittal for Preferred Stock - Cumulative of Mass. Electric.

         B-7      Draft Offer to Purchase and Proxy Statement for Narragansett.

         B-8 Draft Notice of Special Meeting of Narragansett (attached as part of Exhibit B-7).

         B-9      Draft Form of Letter of Transmittal of Narragansett.

         * F      Opinion of counsel.

        27.1      Financial Data Schedule for NEES.

        27.2      Consolidated Financial Data Schedule for NEES.

        27.3      Financial Data Schedule for The Power Company.

        27.4      Financial Data Schedule for Mass. Electric.

        27.5      Financial Data Schedule for Narragansett.

           H      Form of notice and order permitting proxy solicitation.

         (b)      Financial Statements

         1-A      Balance Sheet of NEES at June 30, 1997, Actual (Parent Company
                  Only)

         1-B Statement of Income and Retained Earnings for NEES for twelve months ended June 30, 1997, Actual (Parent Company Only)

         2-A Consolidated Balance Sheet of NEES at June 30, 1997, Actual and Pro Forma

         2-B Statement of Consolidated Income for NEES for twelve months ended June 30, 1997, Actual and Pro Forma

         3-A Balance Sheet of the Power Company at June 30, 1997, Actual and Pro Forma

         3-B Statement of Income and Retained Earnings for the Power Company for twelve months ended June 30, 1997, Actual and Pro Forma

         4-A Balance Sheet of Mass. Electric at June 30, 1997, Actual and Pro Forma

         4-B Statement of Income and Retained Earnings for Mass. Electric for twelve months ended June 30, 1997, Actual and Pro Forma

         5-A      Balance Sheet of Narragansett at June 30, 1997, Actual and Pro
                  Forma

         5-B Statement of Income and Retained Earnings for Narragansett for twelve months ended June 30, 1997, Actual and Pro Forma

         *        To be filed by amendment

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

         The proposed transactions do not involve a major Federal action significantly affecting the quality of the human environment.

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                            New England Electric System



                                            By /s/ Michael E. Jesanis
                                               ---------------------------------
                                               Treasurer

                                            New England Power Company



                                            By /s/ John G. Cochrane
                                               ---------------------------------
                                               Assistant Treasurer

                                            Massachusetts Electric Company



                                            By /s/ Michael E. Jesanis
                                               ---------------------------------
                                               Treasurer

                                            The Narragansett Electric Company



                                            By /s/ John G. Cochrane
                                               ---------------------------------
                                               Assistant Treasurer


Date: November 6, 1997



The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.

                                 EXHIBIT INDEX

         (a)      Exhibits:

         A-1 Articles of Organization of the Power Company as amended through June 27, 1987 (Exhibit 3(a) to 1988 Form 10-K, File No. 0-1229).

         A-2 By-Laws of the Power Company as amended May 10, 1995 (Exhibit 3(b) to 1995 Form 10-K, File No. 0-1229).

         A-3 Articles of Organization of Mass. Electric as amended through November 15, 1993 (Exhibit 3(a) to 1993 Form 10-K, File No. 0-5464).

         A-4 By-Laws of Mass. Electric as amended through September 15, 1993 (Exhibit 3(b) to 1993 Form 10-K, File No. 0-5464).

         A-5 Articles of Incorporation of Narragansett as amended June 9, 1988 (Exhibit 3(a) to 1988 Form 10-K, File No. 0-898).

         A-6 By-Laws of Narragansett (Exhibit 3 to 1980 Form 10-K, File No. 0- 898).

         A-7 Preference Provisions of Narragansett, as amended, dated March 23, 1993 (Exhibit 4(c) to 1993 NEES Form 10-K, File No. 1-3446).

         B-1 Draft Offer to Purchase and Proxy Statement and Information Statement for the Power Company.

         B-2 Draft Notice of Special Meeting of the Power Company (attached as part of Exhibit B-1).

         B-3a Draft Form of Letter of Transmittal for Dividend Series Preferred of the Power Company.

         B-3b     Draft  Form  of  Letter  of  Transmittal   for  6%  Cumulative
                  Preferred of the Power Company.

         B-4      Draft  Offer  to  Purchase  and  Proxy   Statement  for  Mass.
                  Electric.

         B-5 Draft Notice of Special Meeting of Mass. Electric (attached as part of Exhibit B-4).

         B-6a Draft Form of Letter of Transmittal for Dividend Series Preferred of Mass. Electric.

         B-6b Draft Form of Letter of Transmittal for Preferred Stock - Cumulative of Mass. Electric.

         B-7      Draft Offer to Purchase and Proxy Statement for Narragansett.

         B-8 Draft Notice of Special Meeting of Narragansett (attached as part of Exhibit B-7).

         B-9      Draft Form of Letter of Transmittal of Narragansett.

         * F      Opinion of counsel.

        27.1      Financial Data Schedule for NEES.

        27.2      Consolidated Financial Data Schedule for NEES.

        27.3      Financial Data Schedule for The Power Company.

        27.4      Financial Data Schedule for Mass. Electric.

        27.5      Financial Data Schedule for Narragansett.

           H      Form of notice and order permitting proxy solicitation.

         (b)      Financial Statements

         1-A      Balance Sheet of NEES at June 30, 1997, Actual (Parent Company
                  Only)

         1-B Statement of Income and Retained Earnings for NEES for twelve months ended June 30, 1997, Actual (Parent Company Only)

         2-A Consolidated Balance Sheet of NEES at June 30, 1997, Actual and Pro Forma

         2-B Statement of Consolidated Income for NEES for twelve months ended June 30, 1997, Actual and Pro Forma

         3-A Balance Sheet of the Power Company at June 30, 1997, Actual and Pro Forma

         3-B Statement of Income and Retained Earnings for the Power Company for twelve months ended June 30, 1997, Actual and Pro Forma

         4-A Balance Sheet of Mass. Electric at June 30, 1997, Actual and Pro Forma

         4-B Statement of Income and Retained Earnings for Mass. Electric for twelve months ended June 30, 1997, Actual and Pro Forma

         5-A      Balance Sheet of Narragansett at June 30, 1997, Actual and Pro
                  Forma

         5-B Statement of Income and Retained Earnings for Narragansett for twelve months ended June 30, 1997, Actual and Pro Forma

         *        To be filed by amendment